Exhibit 99.1

BGM Group Acquires Wonder Dragon to Accelerate "Healthcare" Strategy

CHENGDU, China, April 21, 2025 (PRNewswire) -- BGM Group Ltd. (Nasdaq: BGM) today announced that it has signed a definitive transaction agreement with the existing shareholders of Wonder Dragon Global Limited (“Wonder Dragon”), to acquire 100% of the equity interests of Wonder Dragon by issuing 38,165,290 Class A ordinary shares at a price of $2 per share, for a total transaction valuation of RMB550 million. The transaction is expected to be completed in the second quarter of 2025.

Wonder Dragon possesses over 3,000 metric tons of premium Qingzhuan dark tea inventory, comprising 1,670 metric tons of raw materials and 1,350 metric tons of finished products. These premium tea products, known for their medicinal and collectible historical value, provide a solid foundation for BGM Group’s research and development efforts.

This acquisition strengthens BGM Group's position in the healthcare sector by expanding its health product portfolio and market reach. The company has been at the forefront of integrating AI technology, big data analytics, and biopharmaceutical innovations to modernize traditional industries. Post-acquisition, BGM Group plans to optimize tea production efficiency, enhance product adaptability, and accelerate the development of active ingredients for medicinal applications using its AI-powered decision-making platform.

Mr. Xin Chen, CEO of BGM Group, commented: "Wonder Dragon's Qingzhuan dark tea resources, combined with our biotechnology platform, will significantly advance our medicinal tea product development and distribution. By leveraging our technological expertise, we intend to introduce new health-focused tea products like ginseng Qingzhuan dark tea and goji berry Qingzhuan dark tea, further diversifying our 'medicine + tea + health' product ecosystem."

About BGM Group Ltd

BGM Group Ltd. has a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals.

In terms of AI application implementation, the group relies on big data mining and AI Agent technology, and utilizes the two platforms of Du Xiao Bao and Bao Wang to provide comprehensive and professional AI solutions and intelligent robot services for insurance companies, insurance brokers, and consumers. Its services cover multiple key scenarios such as sales and marketing, underwriting assessment, claims processing, and customer service. The group is capable of analyzing consumer data, building consumer profiles, accurately predicting insurance needs, and providing highly customized services for consumers.

In the field of biopharmaceuticals, the group's biopharmaceutical division mainly produces oxytetracycline API, crude heparin sodium, and licorice preparations, which are widely supplied to the global animal husbandry, pharmaceutical, and drug retail markets. The group deeply integrates AI-assisted decision-making into every link of production and manufacturing, achieving supply chain optimization, process efficiency improvement, and market trend prediction. This provides scientific decision-making basis for the management and offers high-quality products and precise services for consumers.

Forward-looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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SOURCE: BGM Group Ltd